Exhibit A

Set forth is the holding information for Item 4. The percentages are rounded off to the nearest hundredth (two places after the decimal point).

	Number of Issuer’s Shares Beneficially Owned		Percentage of Issuer’s Shares Beneficially Owned
Person/Entity	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Robert M. Hearin Support Foundation	2,660,000	--	4.53%	--
The Robert M. Hearin Foundation	240,000	--	.41%	--
Robert M. Hearin, Jr.	--	--	--	--
Matthew L. Holleman, III	61,734(1)	--	0.11%	--
Steve M. Hendrix	--	--	--	--
Laurie Hearin McRee	229,476	--	0.39%	--
Alan W. Perry	--	--	--	--
Jackie Blackwell	--	--	--	--
Phillip Sykes	--	--	--	--

(1) Shares beneficially owned by Matthew L. Holleman, III include 8,055 Shares owned by his spouse.